                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (Mark One)

       |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

       | |    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _____________ to _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                       c/o Chicago Bridge & Iron Company
                           1501 North Division Street
                           Plainfield, Illinois 60544

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Chicago Bridge & Iron Company, N.V.
                                 Koningslaan 34
                               1075 AD Amsterdam
                                The Netherlands


                                   SIGNATURE

       The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 21, 1999

                                           CHICAGO BRIDGE & IRON SAVINGS PLAN


                                           By: /s/ Robert G. Douglass

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT










                    EMPLOYER IDENTIFICATION NUMBER 06-1477022
                                 PLAN NUMBER 001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the CHICAGO BRIDGE & IRON SAVINGS PLAN as of December 31, 1998 and 1997, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1998. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for Plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the statement of changes in net assets available for Plan benefits of each fund. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Chicago, Illinois
June 21, 1999

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



                                                                                         1998                1997
                                                                                         ----                ----
ASSETS:
    Investments at fair value-
       T. Rowe Price Mutual Funds-
           Spectrum Income Fund                                                   $   5,314,994      $    4,507,283
           Balanced Fund                                                             43,049,171          38,917,070
           Blue Chip Growth Fund                                                     32,055,012          24,253,867
           Equity Income Fund                                                        38,337,194          39,879,428
           Equity Index 500 Fund                                                     17,846,877           9,657,482
           Prime Reserve Fund                                                        11,233,505           9,913,429
           Other Stock Funds                                                         21,607,688          16,720,682
       Chicago Bridge & Iron Stock Fund                                                 912,346                   0
       Guaranteed Interest Contracts-
           Principal Five-Year Guaranteed Interest Contract                                   0             440,134
           Principal Seven-Year Guaranteed Interest Contract                          3,743,776           4,164,592
       Participant loans--Loan Fund                                                   2,227,249           1,787,249
                                                                                   ------------        ------------
                     Total investments                                              176,327,812         150,241,216
                                                                                   ------------        ------------


    Receivables-
       Company contributions                                                          4,638,071           4,116,476
       Participant contributions                                                         22,818              24,268
                                                                                   ------------        ------------
                     Total receivables                                                4,660,889           4,140,744
                                                                                   ------------        ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                             $180,988,701        $154,381,960
                                                                                   ============        ============





The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1998 AND 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan. The Plan is an amendment and restatement, effective January 1, 1997, of the CBI 401(k) Pay Deferral Plan, sponsored prior to that date by CBI Holdings, Inc., a former affiliate of the Company. Effective January 1, 1997, that prior plan was merged with the CBI Hourly Employees' Savings Plan, a plan covering certain hourly paid employees of the Company. The merged plan was renamed and restated, and became sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      T. Rowe Price Trust Company (the "Trustee") serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc ("RPS"). All of the investment options are managed by T. Rowe Price Associates, Inc. ("Associates"), except for the Stable Value Fund and the International Stock Fund, and certain guaranteed interest contracts ("GIC's") held for the former CBI Hourly Employees' Savings Plan. Those GIC's are held and managed by Principal Mutual Life Insurance Company, or one of its affiliates, pursuant to the GIC which was the underlying investment arrangement of that plan. (See the notes below on the Plan's investment options.) The Stable Value Fund, a common trust fund, is managed by the Trustee, an affiliate of Associates. The International Stock Fund is managed by Rowe Price-Fleming International, Inc., a joint venture between Associates and Robert Fleming Holdings Ltd. of London.

      PARTICIPANT AND COMPANY CONTRIBUTIONS

      The Plan is a combination profit-sharing/401(k) voluntary salary deferral plan. The Company automatically contributes 5% of considered compensation, up to IRS limits on compensation, for each eligible participant following the end of the Plan year for which the contribution is made, or, for certain defined eligible hourly employees, $1.00 per hour worked, contributed at the time of each payroll for such employees throughout the year. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum percent of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

      The Company contributes a dollar-for-dollar match of the participants' annual 401(k) savings, up to the first 3% of the compensation that the participant elects to contribute.

      INVESTMENT OPTIONS

      The investment fund options are as follows:

            SPECTRUM INCOME FUND takes a diversified approach to high income. It may invest in five T. Rowe Price domestic bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

            BALANCED FUND seeks long-term growth and income. It invests approximately 60% in stocks and 40% in bonds.

            BLUE CHIP GROWTH FUND seeks long-term growth. It invests in large and medium sized blue chip growth companies.

            EQUITY INCOME FUND seeks high income and long-term growth. It invests in stocks that pay above-average dividends.

            EQUITY INDEX 500 FUND seeks long-term growth and income. It invests in the 500 stocks that make up the S&P 500 Index.

            PRIME RESERVE FUND invests in high-quality money market securities, including U.S. Treasury bills. This fund is neither insured nor guaranteed by the U.S. Government.

            OTHER STOCK FUNDS-
                  INTERNATIONAL STOCK FUND seeks high long-term growth by investing in established non-U.S. companies.

                  SPECTRUM GROWTH FUND takes a diversified approach to long-term growth and income. It may invest in seven T. Rowe Price U.S. stock funds, one international stock fund, and one money market fund.

                  NEW HORIZONS FUND is an aggressive fund that seeks high long-term growth. It invests in small-company stocks and takes a growth approach to investing.

                  STABLE VALUE FUND invests in investment contracts issued by high-quality insurance companies and banks. It is neither insured nor guaranteed by the U.S. Government. It is not a mutual fund, but a common trust fund under Maryland banking law.

             CHICAGO BRIDGE & IRON STOCK FUND ("CB&I Stock Fund") is invested solely in the publicly traded common stock of the Company's parent company, Chicago Bridge & Iron Company N.V., a Dutch holding company.

            GUARANTEED INTEREST CONTRACTS

            Amounts that were invested, prior to January 1, 1997, in GIC's at Principal Mutual under the former CBI Hourly Employees' Savings Plan will remain so invested until the GIC matures or all of the respective participants elect to exchange GIC amounts for one of the above funds. No new contributions or transfers of account balances may be reinvested in GIC's.

      VESTING

      Participants' interest in their accounts are fully vested at all times with regard to their voluntary deferrals, Company matching contributions and the Company contribution of $1.00 per hour for those affected hourly employees. Participants' interest in the Company's 5% annual contributions vest 100% after five years of service with the Company, which includes service prior to January 1, 1997. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

      PARTICIPANT LOANS

      Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000, from the vested portion of their accounts. No more than one loan may be outstanding from a participant's account at any time. Loans bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years; fifteen years for a principal residence loan. Any amount borrowed is deducted from the participant's total account balance, pro rata from the other funds in which the account is invested, and repayments of principal and interest are credited accordingly when and as repaid in the funds in which the participant's then-voluntary deferrals, if any, are being invested.

      BENEFITS

      Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant.

      FORFEITURES

      Forfeitures, representing the unvested portion of the Company's contributions, amounting to $1,064 as of December 31, 1998, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments in Guaranteed Investment Contracts are also reported at fair value, as required by AICPA Statement of Position 94-4.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      NET APPRECIATION/DEPRECIATION

      Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase.


3.    ADMINISTRATION

      All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the CB&I Stock Fund. Other administrative services, such as participant record keeping, are performed by RPS.


4.    ADMINISTRATIVE EXPENSES

      Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.


5.    PARTY-IN-INTEREST TRANSACTIONS

      The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1998, fees paid to the Trustee were $6,300.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.


7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan was amended and restated as of January 1, 1997, subsequent to receiving the determination letter. However, the Plan administrator believes the Plan to be a qualified plan under Section 401(a) of the Code, and the related trust to be exempt from federal income tax under Section 501(a) of the Code. The plan administrator intends to file for a favorable determination letter with the Internal Revenue Service during 1999.

                                                                      SCHEDULE I

                       CHICAGO BRIDGE & IRON SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



       IDENTITY OF ISSUER, BORROWER,                                                                               CURRENT
          LESSOR OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                  COST               VALUE
          -----------------------                     -------------------------                  ----               -----

Principal Mutual Life Insurance
Company                                      Guaranteed Interest Fund--7 year                $    3,743,776     $    3,743,776
                                             Mutual Funds-
*T. Rowe Price                                   Spectrum Income Fund                             5,391,185          5,314,994
*T. Rowe Price                                   Balanced Fund                                   38,572,318         43,049,171
*T. Rowe Price                                   Blue Chip Growth Fund                           25,962,067         32,055,012
*T. Rowe Price                                   Equity Income Fund                              38,072,517         38,337,194
*T. Rowe Price                                   Equity Index 500 Fund                           14,907,629         17,846,877
*T. Rowe Price                                   Prime Reserve Fund                              11,233,505         11,233,505
*T. Rowe Price                                   Stable Value Fund                                7,360,897          7,360,897
*T. Rowe Price                                   International Stock Fund                         6,625,582          7,275,481
*T. Rowe Price                                   Spectrum Growth Fund                             3,404,393          3,462,664
*T. Rowe Price                                   New Horizons Fund                                3,490,482          3,508,646
*Chicago Bridge & Iron Company N. V.         Common Stock                                           828,605            912,346
*Participant loans                           Interest rate, 7.5%-12.5%                                    0          2,227,249
                                                                                               ------------       ------------
                                                                  Total                        $159,592,956       $176,327,812
                                                                                               ============       ============

                        *Represents a party in interest.




    The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                                                                     SCHEDULE II






                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


             ITEM 27B--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



                                       AMOUNT RECEIVED
                        ORIGINAL        DURING THE          UNPAID
 IDENTITY AND ADDRESS    AMOUNT        REPORTING YEAR      BALANCE AT
     OF OBLIGOR         OF LOAN    PRINCIPAL     INTEREST  DEC.31,1998
    ----------         -------    ---------     --------  -----------


Various participants    $7,704     $172           $60      $7,107



DETAILED DESCRIPTION OF THE LOAN INCLUDING
     DATES OF MAKING AND MATURITY, INTEREST
  RATE, THE TYPE AND VALUE OF COLLATERAL, ANY
   RENEGOTIATION OF THE LOAN AND THE TERMS OF        AMOUNT OVERDUE
   THE RENEGOTIATION AND OTHER MATERIAL ITEMS    PRINCIPAL     INTEREST
  ------------------------------------------    ---------     --------

   Interest rate--7.5% to 9.5%;
   Maturity dates--11/8/99 to 5/31/01               $3,084         $691





                         *Indicates a party in interest.



 The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                                                                    SCHEDULE III






                         AGGREGATE PURCHASES                                       AGGREGATE SALES
                         -------------------                                       ---------------
                     NUMBER OF                              NUMBER OF
DESCRIPTION        TRANSACTIONS          AMOUNT           TRANSACTIONS         PROCEEDS            COST              GAIN
-----------        ------------          ------           ------------         --------            ----              ----


                                          None




  The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                             CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)


                                                   SPECTRUM                                         EQUITY
                                                    INCOME        BALANCED        BLUE CHIP         INCOME
                                                     FUND           FUND            FUND             FUND
                                                -----------     -----------    -----------      ------------
INCREASES (DECREASES):
 Net investment income-
   Interest and dividends                       $   407,994     $ 1,328,784    $   548,785      $  3,024,775
   Net appreciation on investments                  (94,561)      4,741,054      6,646,605           456,059
                                                -----------     -----------    -----------      ------------
      Total net investment income                   313,433       6,069,838      7,195,390         3,480,834
                                                -----------     -----------    -----------      ------------

 Contributions-
   Participants                                     304,653         983,464      1,655,593         1,369,458
   Company                                          276,690         949,425      1,445,188         1,261,965
                                                -----------     -----------    -----------      ------------
      Total contributions                           581,343       1,932,889      3,100,781         2,631,423
                                                -----------     -----------    -----------      ------------

 Deductions-
   Distributions paid to participants              (605,042)     (2,033,896)    (1,941,083)       (1,880,256)
   Administrative expenses                             (246)           (530)        (1,530)             (522)
                                                -----------     -----------    -----------      ------------
      Total deductions                             (605,288)     (2,034,426)    (1,942,613)       (1,880,778)
                                                -----------     -----------    -----------      ------------

 Loans and net interfund transfers-
   Loan withdrawals                                 (48,145)       (188,684)      (289,778)         (157,842)
   Loan principal repaymen                           17,206         126,819        127,534            85,697
   Interfund transfers                              549,162      (1,774,335)      (390,169)       (5,701,568)
                                                -----------     -----------    -----------      ------------
      Total loans and net interfund transfers       518,223      (1,836,200)      (552,413)       (5,773,713)
                                                -----------     -----------    -----------      ------------
Net increase (decrease)                             807,711       4,132,101      7,801,145        (1,542,234)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                              4,507,283      38,917,070     24,253,867        39,879,429
                                                -----------     -----------    -----------      ------------
   End of year                                  $ 5,314,994     $43,049,171    $32,055,012      $ 38,337,194
                                                ===========     ===========    ===========      ============



                                                                                                           GUARANTEED
                                                                                                       INTEREST CONTRACTS
                                                                                                -----------------------------
                                                   EQUITY           PRIME          OTHER              CB&I          PRINCIPAL
                                                  INDEX 500        RESERVE         STOCK             STOCK          FIVE-YEAR
                                                     FUND            FUND          FUNDS              FUND             TERM
                                                -----------     -----------    -----------      ------------         --------
INCREASES (DECREASES):
 Net investment income-
   Interest and dividends                       $   225,798     $   531,210    $ 1,152,775      $      7,127         $ 27,067
   Net appreciation on investments                3,160,636               0        881,503            97,429                0
                                                -----------     -----------    -----------      ------------         --------
      Total net investment income                 3,386,434         531,210      2,034,278           104,556           27,067
                                                -----------     -----------    -----------      ------------         --------

 Contributions-
   Participants                                     895,738         359,378      1,581,500            31,337                0
   Company                                          696,376         321,734      2,244,529            17,287                0
                                                -----------     -----------    -----------      ------------         --------
      Total contributions                         1,592,114         681,112      3,826,029            48,624                0
                                                -----------     -----------    -----------      ------------         --------

 Deductions-
   Distributions paid to participants              (732,963)     (2,091,143)    (1,745,319)                0          (61,219)
   Administrative expenses                           (1,076)           (619)        (1,448)              (50)             (26)
                                                -----------     -----------    -----------      ------------         --------
      Total deductions                             (734,039)     (2,091,762)    (1,746,767)              (50)         (61,245)
                                                -----------     -----------    -----------      ------------         --------

 Loans and net interfund transfers-
   Loan withdrawals                                (198,679)       (114,153)      (210,247)           (1,125)          (2,542)
   Loan principal repayments                        129,478          50,091        179,163             1,725                0
   Interfund transfers                            4,014,087       2,263,578        804,550           758,616         (403,414)
                                                -----------     -----------    -----------      ------------         --------
      Total loans and net interfund transfers     3,944,886       2,199,516        773,466           759,216         (405,956)
                                                -----------     -----------    -----------      ------------         --------
      Net increase (decrease)                     8,189,395       1,320,076      4,887,006           912,346         (440,134)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                              9,657,482       9,913,429     16,720,682                 0          440,134
                                                -----------     -----------    -----------      ------------         --------
   End of year                                  $17,846,877     $11,233,505    $21,607,688      $    912,346         $      0
                                                ===========     ===========    ===========      ============         ========


                                                  PRINCIPAL
                                                 SEVEN-YEAR      PARTICIPANT
                                                    TERM            LOANS      RECEIVABLES          TOTAL
                                                -----------     -----------    -----------      ------------
INCREASES (DECREASES):
 Net investment income-
   Interest and dividends                       $   269,250     $         0    $         0      $  7,523,565
   Net appreciation on investments                        0               0              0        15,888,725
                                                -----------     -----------    -----------      ------------
      Total net investment income                   269,250                              0        23,412,290
                                                -----------     -----------    -----------      ------------

 Contributions-
   Participants                                           0               0         (1,450)        7,179,671
   Company                                                0               0        521,595         7,734,789
                                                -----------     -----------    -----------      ------------
      Total contributions                                 0               0        520,145        14,914,460
                                                -----------     -----------    -----------      ------------

 Deductions-
   Distributions paid to participants              (523,554)        (99,234)             0       (11,713,709)
   Administrative expenses                             (253)              0              0            (6,300)
                                                -----------     -----------    -----------      ------------
      Total deductions                             (523,807)        (99,234)             0       (11,720,009)
                                                -----------     -----------    -----------      ------------

 Loans and net interfund transfers-
   Loan withdrawals                                 (45,752)      1,256,947              0                 0
   Loan principal repayments                              0        (717,713)             0                 0
   Interfund transfers                             (120,507)              0              0                 0
                                                -----------     -----------    -----------      ------------
      Total loans and net interfund transfers      (166,259)        539,234              0                 0
                                                -----------     -----------    -----------      ------------
      Net increase (decrease)                      (420,816)        440,000        520,145        26,606,741


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                              4,164,592       1,787,249      4,140,744       154,381,960
                                                -----------     -----------    -----------      ------------
   End of year                                  $ 3,743,776     $ 2,227,249    $ 4,660,889      $180,988,701
                                                ===========     ===========    ===========      ============



The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.